UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2021

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

January 27, 2021

Except where otherwise noted, all currency amounts are stated in United States dollars.

METHANEX REPORTS HIGHER FOURTH QUARTER 2020 RESULTS
•Average realized methanol price increased to $282 per tonne in the fourth quarter from $217 per tonne in the third quarter of 2020
•Continued improvement in global methanol demand, methanol industry supply outages and delayed start-up of new industry capacity additions supported higher methanol prices
•Net loss attributable to Methanex shareholders of $27 million on Adjusted EBITDA of $136 million, reflecting a $96 million increase over the third quarter, demonstrating significant leverage to methanol price
•Resilient business model and continued ability to deliver reliable methanol supply to customers around the world demonstrated throughout 2020
•Strong liquidity position - over $800 million in cash and a $300 million undrawn credit facility providing financial flexibility as the path to sustained global economic recovery remains uncertain

VANCOUVER, BRITISH COLUMBIA - For the fourth quarter of 2020, Methanex (TSX:MX) (NASDAQ:MEOH) reported a net loss attributable to Methanex shareholders of $27 million ($0.35 net loss per common share on a diluted basis) compared to a net loss of $88 million ($1.15 net loss per common share on a diluted basis) in the third quarter of 2020. Adjusted EBITDA for the fourth quarter of 2020 was $136 million and Adjusted net income was $12 million ($0.15 Adjusted net income per common share). This compares with Adjusted EBITDA of $40 million and an Adjusted net loss of $79 million ($1.03 Adjusted net loss per common share) for the third quarter of 2020.

For the year ended December 31, 2020, Methanex reported a net loss attributable to Methanex shareholders of $157 million ($2.06 net loss per common shares on a diluted basis), Adjusted EBITDA of $346 million and an Adjusted net loss of $123 million ($1.62 Adjusted net loss per common share). This compares with net income attributable to Methanex shareholders of $88 million ($1.01 net income per common share on a diluted basis), Adjusted EBITDA of $566 million and Adjusted net income of $71 million ($0.93 Adjusted net income per common share) for the year ended December 31, 2019.

In the fourth quarter of 2020, continued improvement in global methanol demand, combined with various methanol industry supply outages and the delayed start-up of new industry capacity additions, led to tighter market conditions and lower global inventory levels. As a result, methanol prices increased by 30% in the fourth quarter, compared to the third quarter of 2020, resulting in higher Adjusted EBITDA.

For the full year of 2020, the impact from the COVID-19 pandemic on the global economy and lower oil price environment resulted in a sharp decline in methanol demand and lower methanol prices in the second and third quarters, with some recovery in the fourth quarter, impacting our financial results in 2020 compared to 2019.

John Floren, President and CEO of Methanex, commented, “I am extremely proud of the work that our team has done to deliver reliable methanol supply throughout the COVID-19 pandemic. Their performance underscores the tremendous agility and resilience of our people and business model and gives us confidence in our ability to continue to meet the demands of a very
METHANEX CORPORATION 2020 FOURTH QUARTER NEWS RELEASE                                 PAGE 1

challenging situation. We are encouraged by the early signs of economic recovery that we saw starting in the second half of 2020, and continue to regularly monitor and review the methanol demand outlook and changes in the industry."
We took various steps in 2020 to preserve liquidity and financial flexibility in the challenging economic environment. We ended the year with $834 million in cash, a $300 million undrawn revolving credit facility and no debt maturities until the end of 2024.

Our Geismar 3 project is a high-quality project with substantial capital and operating cost advantages. The project remains on temporary care and maintenance, with spending on the project over the next nine months expected to be approximately $80 million. This amount reflects costs that were already committed and the completion of activities that preserve flexibility to complete the project in the future including key engineering activities and procurement of critical path equipment. We have a robust decision making process for evaluating the project and before deciding whether to restart construction, management and our Board will need to carefully consider many factors including the global economic recovery and methanol industry outlook.

John Floren concluded, "We are pleased to see continued improvement in methanol demand and prices although the uncertain economic recovery path makes the near-term difficult to forecast. We continue to believe that long-term methanol industry fundamentals are strong and methanol demand will continue to improve as the global economy fully recovers. For now, we continue to prioritize liquidity and financial flexibility. We remain well-positioned to generate significant long-term value as market conditions improve.

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2020. It is not a complete source of information for readers and is not in any way a substitute for reading the fourth quarter 2020 Management’s Discussion and Analysis ("MD&A") dated January 27, 2021 and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2020, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2020 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2020 FOURTH QUARTER NEWS RELEASE                                 PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,607	1,372	2,124	6,614	7,589
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,480	1,531	2,056	6,704	7,611
Purchased methanol	1,192	836	623	2,994	2,492
Commission sales	196	311	307	1,042	1,031
Total sales volume [1]	2,868	2,678	2,986	10,740	11,134

Methanex average non-discounted posted price ($ per tonne) [2]	334	255	307	297	353
Average realized price ($ per tonne) [3]	282	217	256	247	295

Revenue [4]	811	581	769	2,650	3,284
Adjusted revenue	755	515	689	2,399	2,988
Net income (loss) (attributable to Methanex shareholders)	(27)	(88)	9	(157)	88
Adjusted net income (loss)	12	(79)	10	(123)	71
Adjusted EBITDA	136	40	136	346	566
Cash flows from operating activities	98	35	114	461	515

Basic net income (loss) per common share	(0.35)	(1.15)	0.12	(2.06)	1.15
Diluted net income (loss) per common share	(0.35)	(1.15)	0.12	(2.06)	1.01
Adjusted net income (loss) per common share	0.15	(1.03)	0.13	(1.62)	0.93

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	77
Diluted weighted average number of common shares	76	76	76	76	77
Number of common shares outstanding, end of period	76	76	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.
4    Revenue for the three months and year ended December 31, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Net income (loss) (attributable to Methanex shareholders)	$(27)	$(88)	$9	$(157)	$88
Mark-to-market impact of share-based compensation, net of tax	39	9	1	34	(17)
Adjusted net income (loss)	$12	$(79)	$10	$(123)	$71
Diluted weighted average shares outstanding (millions)	76	76	76	76	77
Adjusted net income (loss) per common share	$0.15	$(1.03)	$0.13	$(1.62)	$0.93

METHANEX CORPORATION 2020 FOURTH QUARTER NEWS RELEASE                                 PAGE 3

▪We recorded a net loss attributable to Methanex shareholders of $27 million during the fourth quarter of 2020 compared to a net loss of $88 million in the third quarter of 2020. The increase in earnings is primarily due to higher realized prices, which was partially offset by the mark-to-market impact of share-based compensation as a result of the increase in Methanex share price in the fourth quarter of 2020.
▪Adjusted EBITDA was $136 million for the fourth quarter of 2020 compared with $40 million for the third quarter of 2020. Adjusted EBITDA for the fourth quarter of 2020 is higher than the third quarter of 2020 due to higher realized prices, partially offset by changes in the mix of produced and purchased methanol sold.
▪Adjusted net income was $12 million for the fourth quarter of 2020 compared to Adjusted net loss of $79 million for the third quarter of 2020. The increase in earnings is primarily due to an increase in average realized price and a decrease in finance costs due to a one time make-whole interest charge related to the early redemption of bonds in the third quarter.
▪We sold 2,868,000 tonnes in the fourth quarter of 2020, an increase of 7% compared to 2,678,000 tonnes for the third quarter of 2020. Total sales increased for the fourth quarter of 2020 due to the ongoing recovery in methanol demand. Sales of Methanex-produced methanol were 1,480,000 tonnes in the fourth quarter of 2020 compared with 1,531,000 tonnes in the third quarter of 2020.
▪Production for the fourth quarter of 2020 was 1,607,000 tonnes compared with 1,372,000 tonnes for the third quarter of 2020. The increase in production for the fourth quarter of 2020 was primarily the result of higher production in New Zealand and Chile due to improved gas availability, strong operating rates at Geismar, and less impact from turnaround activities compared to the third quarter.
▪On January 7th, 2021, the Company announced that it expects its Titan facility in Trinidad will remain idled indefinitely. As a result, the Company has made the decision to restructure its Trinidad operations to support a one-plant operation.
▪We continue to maintain a strong balance sheet, with a cash balance of $834 million and our revolving credit facility remains undrawn as at December 31, 2020.
▪During the fourth quarter of 2020 we paid a $0.0375 per common share quarterly dividend to shareholders for a total of $3 million.

PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2020 Production	2019 Production	Q4 2020 Production	Q3 2020 Production	Q4 2019 Production
New Zealand [2]	2,200	1,672	1,865	439	340	513
USA (Geismar)	2,000	2,040	1,929	556	513	480
Trinidad (Methanex interest) [3]	2,000	998	1,743	161	167	456
Chile	1,720	836	1,050	195	118	373
Egypt (50% interest)	630	578	392	145	153	151
Canada (Medicine Hat)	600	490	610	111	81	151
	9,150	6,614	7,589	1,607	1,372	2,124
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the current outlook for available high CO2 natural gas.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

METHANEX CORPORATION 2020 FOURTH QUARTER NEWS RELEASE                                 PAGE 4

Key production and operational highlights during the fourth quarter and production outlook for 2021 include:

▪New Zealand produced 439,000 tonnes compared with 340,000 tonnes in the third quarter of 2020. In New Zealand, our production levels were higher in the fourth quarter as we received higher gas deliveries compared to the third quarter.
▪Leading into 2021, our outlook for New Zealand production is uncertain as our gas suppliers have recently advised that a major offshore gas field which supplies the New Zealand market and underpins a portion of our production, has experienced significant and unexpected production declines, which will result in lower gas deliveries. Given that gas deliveries are expected to be lower in 2021, we are consolidating production at our two larger Motunui plants, which have a combined operating capacity of 1.7 million tonnes, and temporarily idling our smaller Waitara Valley plant. We estimate production in 2021 of 1.5 to 1.6 million tonnes compared to our production of 1.7 million tonnes in 2020.
▪Geismar produced 556,000 tonnes during the fourth quarter of 2020 compared to 513,000 tonnes during the third quarter of 2020. Production for Geismar is higher in the fourth quarter of 2020 compared to the third quarter of 2020 as both plants operated without interruption throughout the quarter with Geismar 1 also realizing the benefits of the debottlenecking project completed early in the fourth quarter. Our Geismar facilities are underpinned by an abundant supply of North American natural gas.
▪Trinidad produced 161,000 tonnes (Methanex interest) during the fourth quarter of 2020 compared with 167,000 tonnes in the third quarter of 2020. Production levels in Trinidad were similar in the fourth quarter compared to the third quarter as planned turnaround activities at our Atlas facility impacted both quarters.
▪For 2021, we have been advised that upstream production declines, and the delay of upstream maintenance work due to COVID-19, will result in lower gas deliveries. It is unclear how long these lower gas deliveries will persist. Based on current gas deliveries, we estimate Trinidad production in 2021 of 0.9 million tonnes (Methanex share) compared to our production of 1.0 million tonnes (Methanex share) in 2020. All 2021 production is expected to come from the Atlas facility as we announced earlier this month that we expect the Titan facility will remain idled indefinitely because we have not been able to reach an acceptable longer-term natural gas agreement.
▪Chile produced 195,000 tonnes during the fourth quarter of 2020 compared to 118,000 tonnes during the third quarter of 2020. Production for the fourth quarter of 2020 is higher compared to the third quarter of 2020 as we received higher gas deliveries. However, due to lower gas deliveries later in the fourth quarter resulting from upstream production declines in Argentina, we were unable to run both plants in December. Our Chile IV plant remains idle today and it is uncertain how long these lower gas deliveries will persist. We estimate production in 2021 of 0.9 to 1.0 million tonnes annually compared to our production of 0.8 million tonnes in 2020.
▪Egypt production was similar quarter-on-quarter with 290,000 tonnes (Methanex interest - 145,000 tonnes) produced in the fourth quarter of 2020 and 306,000 tonnes (Methanex interest - 153,000 tonnes) in the third quarter of 2020. We expect to receive 100% of our contracted gas supply for the foreseeable future.
▪Medicine Hat produced 111,000 tonnes during the fourth quarter of 2020 compared to 81,000 tonnes during the third quarter of 2020. Production for the fourth quarter of 2020 is higher compared to the third quarter of 2020 as a result of the completion of a scheduled turnaround of the Medicine Hat plant that commenced in August 2020 and completed in October 2020. Our Medicine Hat facilities are underpinned by an abundant supply of Canadian natural gas.
▪Our 2021 production is forecasted to be similar to 2020 production of 6.6 million tonnes, although actual production may vary by quarter based on gas availability, planned outages, extended unplanned outages and unanticipated factors.

METHANEX CORPORATION 2020 FOURTH QUARTER NEWS RELEASE                                 PAGE 5

CONFERENCE CALL
A conference call is scheduled for January 28, 2021 at 11:00 am ET (8:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (416) 340-2217, or toll free at (800) 806-5484. The passcode for the call is 4043839#. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until February 28, 2021 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 1578447#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This fourth quarter 2020 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the fourth quarter 2020 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the Company's MD&A for the period ended December 31, 2020 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2020 FOURTH QUARTER NEWS RELEASE                                 PAGE 6

4
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months and Year Ended December 31, 2020
At January 26, 2021 the Company had 76,201,980 common shares issued and outstanding and stock options exercisable for 1,423,984 additional common shares.
FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Net income (loss) (attributable to Methanex shareholders)	$(27)	$(88)	$9	$(157)	$88
Mark-to-market impact of share-based compensation, net of tax	39	9	1	34	(17)
Adjusted net income (loss) [1]	$12	$(79)	$10	$(123)	$71
Diluted weighted average shares outstanding (millions)	76	76	76	76	77
Adjusted net income (loss) per common share [1]	$0.15	$(1.03)	$0.13	$(1.62)	$0.93
1     The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net loss attributable to Methanex shareholders of $27 million during the fourth quarter of 2020 compared to net loss of $88 million in the third quarter of 2020. The increase in earnings is primarily due to higher realized prices, which was partially offset by the mark-to-market impact of share-based compensation as a result of the increase in Methanex share price in the fourth quarter of 2020.
▪Adjusted EBITDA was $136 million for the fourth quarter of 2020 compared with $40 million for the third quarter of 2020. Adjusted EBITDA for the fourth quarter of 2020 is higher than the third quarter of 2020 due to higher realized prices, partially offset by changes in the mix of produced and purchased methanol sold.

▪Adjusted net income was $12 million for the fourth quarter of 2020 compared to Adjusted net loss of $79 million for the third quarter of 2020. The increase in earnings is primarily due to an increase in average realized price and a decrease in finance costs due to a one time make-whole interest charge related to the early redemption of bonds in the third quarter.
▪We sold 2,868,000 tonnes in the fourth quarter of 2020, an increase of 7% compared to 2,678,000 tonnes for the third quarter of 2020. Total sales increased for the fourth quarter of 2020 due to the ongoing recovery in methanol demand. Sales of Methanex-produced methanol were 1,480,000 tonnes in the fourth quarter of 2020 compared with 1,531,000 tonnes in the third quarter of 2020.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

▪Production for the fourth quarter of 2020 was 1,607,000 tonnes compared with 1,372,000 tonnes for the third quarter of 2020. The increase in production for the fourth quarter of 2020 was primarily the result of higher production in New Zealand and Chile due to improved gas availability, strong operating rates at Geismar, and less impact from turnaround activities compared to the third quarter. Refer to the Production Summary section on page 4 of the MD&A.
▪On January 7th, 2021, the Company announced that it expects its Titan facility in Trinidad will remain idled indefinitely. As a result, the Company has made the decision to restructure its Trinidad operations to support a one-plant operation.
▪We continue to maintain a strong balance sheet, with a cash balance of $834 million and our revolving credit facility remains undrawn as at December 31, 2020.
▪During the fourth quarter of 2020 we paid a $0.0375 per common share quarterly dividend to shareholders for a total of $3 million.

This Fourth Quarter 2020 Management’s Discussion and Analysis dated January 27, 2021 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2020 as well as the 2019 Annual Consolidated Financial Statements and MD&A included in the Methanex 2019 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2019 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,607	1,372	2,124	6,614	7,589
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,480	1,531	2,056	6,704	7,611
Purchased methanol	1,192	836	623	2,994	2,492
Commission sales	196	311	307	1,042	1,031
Total sales volume [1]	2,868	2,678	2,986	10,740	11,134

Methanex average non-discounted posted price ($ per tonne) [2]	334	255	307	297	353
Average realized price ($ per tonne) [3]	282	217	256	247	295

Revenue [4]	811	581	769	2,650	3,284
Adjusted revenue	755	515	689	2,399	2,988
Net income (loss) (attributable to Methanex shareholders)	(27)	(88)	9	(157)	88
Adjusted net income (loss)	12	(79)	10	(123)	71
Adjusted EBITDA	136	40	136	346	566
Cash flows from operating activities	98	35	114	461	515

Basic net income (loss) per common share	(0.35)	(1.15)	0.12	(2.06)	1.15
Diluted net income (loss) per common share	(0.35)	(1.15)	0.12	(2.06)	1.01
Adjusted net income (loss) per common share	0.15	(1.03)	0.13	(1.62)	0.93

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	77
Diluted weighted average number of common shares	76	76	76	76	77
Number of common shares outstanding, end of period	76	76	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.
4    Revenue for the three months and year ended December 31, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION SUMMARY

(thousands of tonnes)	Annual Operating Capacity[1]	2020 Production	2019 Production	Q4 2020 Production	Q3 2020 Production	Q4 2019 Production
New Zealand [2]	2,200	1,672	1,865	439	340	513
USA (Geismar)	2,000	2,040	1,929	556	513	480
Trinidad (Methanex interest) [3]	2,000	998	1,743	161	167	456
Chile	1,720	836	1,050	195	118	373
Egypt (50% interest)	630	578	392	145	153	151
Canada (Medicine Hat)	600	490	610	111	81	151
	9,150	6,614	7,589	1,607	1,372	2,124
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the current outlook for available high CO2 natural gas. (refer to the New Zealand section below)
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).
New Zealand
The New Zealand facilities produced 439,000 tonnes of methanol in the fourth quarter of 2020 compared with 340,000 tonnes in the third quarter of 2020. In New Zealand, our production levels were higher in the fourth quarter as we received higher gas deliveries compared to the third quarter.

Leading into 2021, our outlook for New Zealand production is uncertain as our gas suppliers have recently advised that a major offshore gas field which supplies the New Zealand market and underpins a portion of our production, has experienced significant and unexpected production declines, which will result in lower gas deliveries. Given that gas deliveries are expected to be lower in 2021, we are consolidating production at our two larger Motunui plants, which have a combined operating capacity of 1.7 million tonnes, and temporarily idling our smaller Waitara Valley plant. We estimate production in 2021 of 1.5 to 1.6 million tonnes compared to our production of 1.7 million tonnes in 2020.
United States
The Geismar facilities produced 556,000 tonnes during the fourth quarter of 2020 compared to 513,000 tonnes during the third quarter of 2020. Production for Geismar is higher in the fourth quarter of 2020 compared to the third quarter of 2020 as both plants operated without interruption throughout the quarter with Geismar 1 also realizing the benefits of the debottlenecking project completed early in the fourth quarter. Our Geismar facilities are underpinned by an abundant supply of North American natural gas.
Trinidad
Trinidad produced 161,000 tonnes (Methanex interest) in the fourth quarter of 2020 compared with 167,000 tonnes (Methanex interest) in the third quarter of 2020. Production levels in Trinidad were similar in the fourth quarter compared to the third quarter as planned turnaround activities at our Atlas facility impacted both quarters.

For 2021, we have been advised that upstream production declines, and the delay of upstream maintenance work due to COVID-19, will result in lower gas deliveries. It is unclear how long these lower gas deliveries will persist. Based on current gas deliveries, we estimate Trinidad production in 2021 of 0.9 million tonnes (Methanex share) compared to our production of 1.0 million tonnes (Methanex share) in 2020. All 2021 production is expected to come from the Atlas facility as we announced earlier this month that we expect the Titan facility will remain idled indefinitely because we have not been able to reach an acceptable longer-term natural gas agreement.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Chile
Chile produced 195,000 tonnes during the fourth quarter of 2020 compared to 118,000 tonnes during the third quarter of 2020. Production for the fourth quarter of 2020 is higher compared to the third quarter of 2020 as we received higher gas deliveries. However, due to lower gas deliveries later in the fourth quarter resulting from upstream production declines in Argentina, we were unable to run both plants in December. Our Chile IV plant remains idle today and it is uncertain how long these lower gas deliveries will persist. We estimate production in 2021 of 0.9 to 1.0 million tonnes annually compared to our production of 0.8 million tonnes in 2020.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.
Egypt
Egypt production was similar quarter-on-quarter with 290,000 tonnes (Methanex interest - 145,000 tonnes) produced in the fourth quarter of 2020 and 306,000 tonnes (Methanex interest - 153,000 tonnes) in the third quarter of 2020. We expect to receive 100% of our contracted gas supply for the foreseeable future.
Canada
Medicine Hat produced 111,000 tonnes during the fourth quarter of 2020 compared to 81,000 tonnes during the third quarter of 2020. Production for the fourth quarter of 2020 is higher compared to the third quarter of 2020 as a result of the completion of a scheduled turnaround of the Medicine Hat plant that commenced in August 2020 and completed in October 2020. Our Medicine Hat facilities are underpinned by an abundant supply of Canadian natural gas.

2021 Production Outlook

Our 2021 production is forecasted to be similar to 2020 production of 6.6 million tonnes, although actual production may vary by quarter based on gas availability, planned outages, extended unplanned outages and unanticipated factors.
FINANCIAL RESULTS

For the fourth quarter of 2020, we reported a net loss attributable to Methanex shareholders of $27 million ($0.35 net loss per common share on a diluted basis) compared with net loss attributable to Methanex shareholders for the third quarter of 2020 of $88 million ($1.15 net loss per common share on a diluted basis) and net income attributable to Methanex shareholders for the fourth quarter of 2019 of $9 million ($0.12 net income per common share on a diluted basis). For the year ended December 31, 2020, we reported net loss attributable to Methanex shareholders of $157 million ($2.06 net loss per common share on a diluted basis) compared with net income for the same period in 2019 of $88 million ($1.01 net income per common share on a diluted basis).

For the fourth quarter of 2020, we recorded Adjusted EBITDA of $136 million and Adjusted net income of $12 million ($0.15 Adjusted net income per common share). This compares with Adjusted EBITDA of $40 million and Adjusted net loss of $79 million ($1.03 Adjusted net loss per common share) for the third quarter of 2020 and Adjusted EBITDA of $136 million and Adjusted net income of $10 million ($0.13 Adjusted net income per common share) for the fourth quarter of 2019. For the year ended December 31, 2020, we recorded Adjusted EBITDA of $346 million and Adjusted net loss of $123 million ($1.62 Adjusted net loss per common share) compared to Adjusted EBITDA of $566 million and Adjusted net income of $71 million ($0.93 Adjusted net income per common share) for the same period in 2019.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income (loss) is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Consolidated statements of income (loss):
Revenue [1]	$811	$581	$769	$2,650	$3,284
Cost of sales and operating expenses [2]	(715)	(557)	(664)	(2,355)	(2,800)
Egypt insurance recovery	—	—	50	10	50
Mark-to-market impact of share-based compensation	45	11	1	39	(18)
Adjusted EBITDA (attributable to associate)	15	22	21	72	115
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(20)	(17)	(41)	(70)	(65)
Adjusted EBITDA (attributable to Methanex shareholders)	136	40	136	346	566

Mark-to-market impact of share-based compensation	(45)	(11)	(1)	(39)	18
Depreciation and amortization	(87)	(89)	(88)	(357)	(344)
Finance costs	(41)	(52)	(36)	(165)	(124)
Finance income and other expenses	(3)	(2)	—	—	4
Income tax recovery (expense)	10	31	(6)	62	(4)
Earnings of associate adjustment [3]	(8)	(13)	(13)	(42)	(64)
Non-controlling interests adjustment [3]	11	8	17	38	36
Net income (loss) (attributable to Methanex shareholders)	$(27)	$(88)	$9	$(157)	$88
Net income (loss)	$(18)	$(79)	$34	$(125)	$116
1    Revenue for the three months and year ended December 31, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
2 Cost of sales and operating expenses for the three months and year ended December 31, 2019 have been restated as compared to cost of sales and operating expenses reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
3    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 16 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2020 compared with Q3 2020	Q4 2020 compared with Q4 2019	2020 compared with 2019
Average realized price	$175	$68	$(468)
Sales volume	10	—	(28)
Total cash costs	(89)	(68)	276
Increase (Decrease) in Adjusted EBITDA	$96	$—	$(220)
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Methanex average non-discounted posted price	334	255	307	297	353
Methanex average realized price	282	217	256	247	295

Methanex’s average realized price for the fourth quarter of 2020 was $282 per tonne compared to $217 per tonne in the third quarter of 2020 and $256 per tonne in the fourth quarter of 2019, resulting in an increase of $175 million and an increase of $68 million in Adjusted EBITDA, respectively. For the year ended December 31, 2020, our average realized price was $247 per tonne compared to $295 per tonne for 2019, decreasing Adjusted EBITDA by $468 million.

Our average realized price for the fourth quarter of 2020 is higher compared to both the third quarter of 2020 and the fourth quarter of 2019 due to higher non-discounted, posted methanol prices in the fourth quarter of 2020. For the year ended December 31, 2020 compared with the year ended 2019, average realized price is lower due to lower non-discounted, posted methanol prices in 2020 (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information).
Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2020 was 305,000 tonnes higher than the third quarter of 2020 and 7,000 tonnes lower than the fourth quarter of 2019. The increase in volume in the fourth quarter of 2020 compared to the third quarter of 2020 increased Adjusted EBITDA by $10 million. The impact of the sales volume decrease in the fourth quarter of 2020 compared with the same period in 2019 was negligible on Adjusted EBITDA. For the year ended December 31, 2020 compared with the year ended 2019, methanol sales volume excluding commission sales volume was 405,000 tonnes lower, decreasing Adjusted EBITDA by $28 million. Total sales volume increased for the fourth quarter of 2020 compared to the third quarter due to a continued recovery in methanol demand following the low demand experienced in the second quarter of 2020 (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information).
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.
In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q4 2020 compared with Q3 2020	Q4 2020 compared with Q4 2019	2020 compared with 2019
Methanex-produced methanol costs	$(18)	$28	$225
Proportion of Methanex-produced methanol sales	(13)	(41)	(58)
Purchased methanol costs	(60)	(9)	136
Logistics costs	1	(9)	(3)
Egypt insurance recovery	—	(25)	(20)
Other, net	1	(12)	(4)
(Decrease) Increase in Adjusted EBITDA due to changes in total cash costs	$(89)	$(68)	$276
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level. For the fourth quarter of 2020 compared with the third quarter of 2020 and the fourth quarter of 2019, Methanex-produced methanol costs increased by $18 million and decreased by $28 million, respectively. For the year ended December 31, 2020 compared with the year ended 2019, Methanex-produced methanol costs decreased by $225 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost, changes in spot gas prices and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2020 compared with the third quarter of 2020 and the fourth quarter of 2019, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $13 million and $41 million, respectively. For the year ended December 31, 2020 compared with the year ended 2019, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $58 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the fourth quarter of 2020 compared with the third quarter of 2020 and the fourth quarter of 2019, the impact of the higher purchased methanol costs and higher purchased methanol volume decreased Adjusted EBITDA by $60 million and $9 million, respectively. For the year ended December 31, 2020 compared the year ended 2019, lower purchased methanol costs was partially offset by the impact of higher purchased methanol sales volume, increasing Adjusted EBITDA by $136 million.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities and the resulting impact on our supply chain and due to variability in bunker fuel costs. Logistics costs in the fourth quarter of 2020 decreased compared with the third quarter of 2020 by $1 million, increasing Adjusted EBITDA. Logistics costs for the fourth quarter of 2020, compared to the fourth quarter of 2019 were higher by $9 million, and for the year ended December 31, 2020, compared with the year ended 2019, were higher by $3 million, decreasing Adjusted EBITDA. The increase in logistics costs compared to the fourth quarter of 2019 were primarily due to increased in-region logistics costs including barge and rail. For the year ended December 31, 2020 compared with 2019, logistics costs were higher mainly due to slightly lower backhaul recoveries.
Egypt insurance recovery
We experienced an outage at the Egypt plant from April to August 2019. In the fourth quarter of 2019, we recorded a $50 million ($25 million our share) insurance recovery. In the first quarter of 2020, we recorded a further $10 million ($5 million our share) insurance recovery, which represented the full and final settlement of the the claim.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the fourth quarter of 2020 compared with the third quarter of 2020 other costs were higher by $1 million. For the fourth quarter of 2020 compared with the fourth quarter of 2019, other costs were higher by $12 million, primarily due to higher unabsorbed fixed costs expensed in the period due to lower production.

For the year ended December 31, 2020 compared with the year ended 2019, other costs were higher by $4 million, primarily due to higher unabsorbed costs due to lower production in the year, offset by lower selling, general, and administrative expenses.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income (loss). The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income (loss) and analyzed separately.

	Three Months Ended			Years Ended
($ millions except share price)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Methanex Corporation share price [1]	$46.08	$24.40	$38.63	$46.08	$38.63
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	2	2	2	16	14
Mark-to-market impact due to change in share price [2]	45	11	1	39	(18)
Total share-based compensation expense (recovery), before tax	$47	$13	$3	$55	$(4)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $87 million for the fourth quarter of 2020 compared with $89 million for the third quarter of 2020 and $88 million for the fourth quarter of 2019. Depreciation and amortization for all periods are comparable. Depreciation and amortization for the year ended December 31, 2020 was $357 million compared with $344 million for the year ended 2019, with the increase primarily due to less depreciation in ending inventory at December 31, 2020 and higher vessel lease depreciation.
Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Finance costs before capitalized interest	$45	$40	$37	$168	$127
Make-whole interest (early redemption of 2022 bonds)	—	15	—	15	—
Less capitalized interest	(4)	(3)	(1)	(18)	(3)
Finance costs	$41	$52	$36	$165	$124
Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs are lower for the fourth quarter of 2020 compared to the third quarter of 2020 due to a one time make-whole interest charge triggered by our notice to redeem the bonds originally due in 2022 incurred in the third quarter of 2020. Excluding the make-whole interest charge, finance costs are higher for the fourth quarter of 2020 compared to the third quarter of 2020, and for the year ended December 31, 2020 compared to the same period for 2019, as a result of increased borrowings. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 12 of the MD&A.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Finance Income and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Finance income and other expenses	$(3)	$(2)	$—	$—	$4
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances, as well as immaterial disposals of assets.

Income Taxes

A summary of our income taxes for the fourth quarter of 2020 compared to the third quarter of 2020 and the year ended December 31, 2020 compared to the same period in 2019 is as follows:

	Three months ended December 31, 2020		Three months ended September 30, 2020
($ millions except where noted)	Net Loss	Adjusted Net Income	Net Loss	Adjusted Net Loss
Amount before income tax	$(28)	$8	$(110)	$(103)
Income tax recovery	10	4	31	24
	$(18)	$12	$(79)	$(79)
Effective tax rate	37%	(55)%	28%	23%

	Year ended December 31, 2020		Year ended December 31, 2019
($ millions, except where noted)	Net Loss	Adjusted Net Loss	Net Income	Adjusted Net Income
Amount before income tax	$(187)	$(169)	$121	$102
Income tax recovery (expense)	62	46	(5)	(31)
	$(125)	$(123)	$116	$71
Effective tax rate	33%	27%	4%	30%

We earn the majority of our income in New Zealand, Trinidad, the United States, Chile, Egypt and Canada. The statutory tax rates in Chile and Egypt have increased in 2020 to 44.5% and 30%, respectively as a result of increases to the applicable withholding tax rate on foreign distributions. In Trinidad the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is 25.6% and the United States statutory tax rate applicable to Methanex is 23%. We accrue for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income (loss).

The effective tax rate based on Adjusted net income was -55% for the fourth quarter of 2020 compared to 23% on Adjusted net loss for the third quarter of 2020. The effective tax rate in the fourth quarter was a recovery despite pre-tax Adjusted net income due primarily to the mix of income and loss by jurisdiction and differences in tax rates between the jurisdictions. The effective tax rate based on Adjusted net loss was a 27% tax recovery for the year ended December 31, 2020 compared to a 30% tax expense on Adjusted net income for 2019. Adjusted net income (loss) represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

Demand
In 2020, global methanol demand began to recover in the second half of the year, after falling sharply in the first half due to impacts from the COVID-19 pandemic and lower oil price environment. Overall, we estimate that global methanol demand totaled approximately 82 million tonnes in 2020, reflecting a 3% decrease compared to 2019.

In the fourth quarter of 2020, global methanol demand improved by approximately 2% compared to the third quarter, following a 9% improvement in the third quarter compared to the second quarter. Demand from traditional chemical applications, such as formaldehyde, was strong and supported by increasing residential housing starts and home renovation activities particularly in North America and Europe. Demand from energy-related applications was flat and demand into methanol-to-olefins ("MTO") was lower as a result of planned maintenance activities.

Over the long-term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices and the pricing of end products, along with government regulations and policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.

Supply
Global methanol supply operated at lower levels in 2020 as a result of plant shutdowns globally to respond to lower methanol demand as well as various planned and unplanned outages. In the fourth quarter of 2020, methanol supply continued to be constrained globally due to various planned and unplanned outages, particularly in Iran, and in China due to the diversion of natural gas to meet seasonal power demand, instead of methanol production, as we have seen in past winter seasons. The delayed start-up of new industry capacity additions also contributed to tighter market conditions.
Over the next few years, we expect the majority of large-scale capacity additions outside of China to be in the Americas and the Middle East. In Trinidad, the Caribbean Gas Chemical Limited commissioned its 1.0 million tonne methanol plant in the fourth quarter of 2020. In Louisiana, Koch Methanol Investments is expected to complete a 1.7 million tonne methanol plant in 2021. There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. We continue to monitor a number of projects in Iran that are at various stages of construction. We anticipate some continued capacity additions in China over the near-to-medium term amid a continuing degree of restrictions placed by the Chinese government on new standalone coal-based capacity additions. We expect that new capacity in China will be consumed in that country.

Methanol Price
Our average realized price in the fourth quarter of 2020 was $282 per tonne compared to $217 per tonne in the third quarter. Continuing improvement in global methanol demand combined with various planned and unplanned methanol industry outages led to tighter market conditions and lower inventory levels. As a result, methanol prices were higher in the fourth quarter compared to the third quarter of 2020.

METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

Early in 2021, ongoing industry outages have further tightened market conditions and, as a result, our posted prices for January and February 2021 increased. We recently announced our February contract prices which increased by $10 to $492 per tonne in North America and increased by $25 to $430 per tonne in Asia Pacific. We are encouraged by recent signs of economic recovery, including an improvement in methanol demand and prices. However, we believe the outlook over the next few months remains uncertain as we do not believe it is possible to predict the full extent and duration of COVID-19. Future methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Feb 2021	Jan 2021	Dec 2020	Nov 2020	Oct 2020
North America	492	482	399	379	336
Europe [2]	475	475	335	320	320
Asia Pacific	430	405	350	310	300
1    Discounts from our posted prices are offered to customers based on various factors.
2    €390 for Q1 2021 (Q4 2020 – €275) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the fourth quarter of 2020 were $98 million compared with $35 million for the third quarter of 2020 and $114 million for the fourth quarter of 2019. Cash flows from operating activities were higher in the fourth quarter of 2020 compared to the third quarter of 2020 primarily as a result of higher earnings. Cash flows from operating activities for the three months and year ended December 31, 2020 compared to the same periods in 2019 were lower due to the Egypt insurance recovery and the additional impact of lower earnings in the full year of 2020.

The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q4 2020 compared with Q3 2020	Q4 2020 compared with Q4 2019	2020 compared with 2019
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$96	$—	$(220)
Change in Adjusted EBITDA of associate	7	6	43
Change in dividends received from associate	(2)	3	(27)
Cash flows attributable to non-controlling interests	3	4	25
Non-cash working capital	(41)	(16)	56
Change in income taxes paid/refunded	(10)	(4)	41
Egypt insurance recovery	—	(25)	(20)
Share-based payments	—	3	29
Other	10	13	19
Increase (decrease) in cash flows from operating activities	$63	$(16)	$(54)

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At December 31, 2020, our cash balance was $834 million, including $77 million of cash related to our Egypt entity consolidated on a 100% basis and $8 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

In the fourth quarter of 2020, the Company repaid $250 million bonds originally due in March 2022.

As at December 31, 2020, our revolving credit facility is undrawn and we have drawn $173 million from our $800 million construction credit facility for the Geismar 3 project. Both facilities are with a syndicate of highly rated financial institutions and expire in July 2024. As at December 31, 2020, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facilities and long-term debt.

During the fourth quarter of 2020 we paid a quarterly dividend of $0.0375 per common share for a total of $3 million.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

We continue to focus on maintaining financial capacity and flexibility to navigate the current environment and emerge stronger over the cycle as conditions improve.

Capital Projects and Growth Opportunities

The Geismar 3 project is a 1.8 million tonne methanol plant under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants with significant capital and operating cost advantages. On April 1, 2020, we announced the deferral of approximately $500 million of the planned capital budget for the Geismar 3 project for up to 18 months, putting the project on temporary care and maintenance in response to the uncertainty in the global economy from the COVID-19 pandemic. The project was in excellent shape and progress had been safe, on time and on budget and the project had been significantly de-risked. The project remains on temporary care and maintenance. We anticipate investing approximately $80 million over the next 9 months on costs that were already committed and the completion of activities that preserve flexibility to complete the project in the future including key engineering activities and procurement of critical path equipment. We have a robust decision making process and before deciding whether to restart construction, management and our Board will need to carefully consider many factors including the strength of the global economic recovery and methanol industry outlook. Our preference is to have a partner for the project. We have invested $365 million at Geismar 3, excluding capitalized interest of $22 million, to date.

Our planned operational capital expenditures directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $110 million for 2021.
CRITICAL ACCOUNTING ESTIMATES

In Trinidad we have indefinitely idled the Titan plant, because we have not been successful in securing an economic long-term gas supply agreement. This led to the decision to restructure our operations in Trinidad to support a one-plant operation dedicated to the operation of our Atlas plant. As a result, we have identified an impairment indicator in our Titan cash generating unit ("Titan CGU"). The impairment test performed on the Titan CGU resulted in no impairment as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an operating period for Titan aligned to natural gas reserves estimates in Trinidad with no terminal value, discounted at an after-tax rate of 13%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Titan CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value
Long-term average realized price	3 percent decrease
Production volumes	11 percent decrease
Gas price	7 percent increase
Discount rate (after-tax)	330 basis points increase

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Net income (loss) (attributable to Methanex shareholders)	$(27)	$(88)	$9	$(157)	$88
Mark-to-market impact of share-based compensation	45	11	1	39	(18)
Depreciation and amortization	87	89	88	357	344
Finance costs	41	52	36	165	124
Finance income and other expenses	3	2	—	—	(4)
Income tax recovery	(10)	(31)	6	(62)	4
Earnings of associate adjustment [1]	8	13	13	42	64
Non-controlling interests adjustment [1]	(11)	(8)	(17)	(38)	(36)
Adjusted EBITDA (attributable to Methanex shareholders)	$136	$40	$136	$346	$566

1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Net income (loss) (attributable to Methanex shareholders)	$(27)	$(88)	$9	$(157)	$88
Mark-to-market impact of share-based compensation, net of tax	39	9	1	34	(17)
Adjusted net income (loss)	$12	$(79)	$10	$(123)	$71
Diluted weighted average shares outstanding (millions)	76	76	76	76	77
Adjusted net income (loss) per common share	$0.15	$(1.03)	$0.13	$(1.62)	$0.93

METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue marketed on a commission basis related to 36.9% of the Atlas methanol facility that represents our partner's share, and excludes revenue relating to 50% of the Egypt methanol facility that we do not own. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2020	Sep 30 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Revenue [1]	$811	$581	$769	$2,650	$3,284
Non-Methanex share of Atlas revenue [2]	(20)	(32)	(41)	(115)	(185)
Non-controlling interests' share of revenue [2]	(36)	(34)	(39)	(136)	(111)
Adjusted revenue (attributable to Methanex shareholders)	$755	$515	$689	$2,399	$2,988
1    Revenue for the three months and year ended December 31, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
2    Excludes intercompany transactions with the Company.

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. 2020 and 2019 periods presented reflect the adoption of IFRS 16. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020
Revenue [1]	$811	$581	$512	$745
Net income (loss) (attributable to Methanex shareholders)	(27)	(88)	(65)	23
Basic net income (loss) per common share	(0.35)	(1.15)	(0.85)	0.30
Diluted net income (loss) per common share	(0.35)	(1.15)	(0.85)	0.21
Adjusted EBITDA	136	40	32	138
Adjusted net income (loss)	12	(79)	(64)	8
Adjusted net income (loss) per common share	0.15	(1.03)	(0.84)	0.10

	Three Months Ended
($ millions except per share amounts)	Dec 31 2019	Sep 30 2019	Jun 30 2019	Mar 31 2019
Revenue [1]	$769	$765	$848	$902
Net income (loss) (attributable to Methanex shareholders)	9	(10)	50	38
Basic net income (loss) per common share	0.12	(0.13)	0.65	0.50
Diluted net income (loss) per common share	0.12	(0.21)	0.51	0.50
Adjusted EBITDA	136	90	146	194
Adjusted net income (loss)	10	(21)	26	56
Adjusted net income (loss) per common share	0.13	(0.27)	0.34	0.73

1    Revenue for the 2019 quarters have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 13 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2020 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Fourth Quarter 2020 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start-up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,

•expected cash flows, earnings capability and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels),
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•the commercial viability of the Geismar 3 Project and the expected timing and capital cost thereof,
•global and regional economic activity (including industrial production levels),
METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,

•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•the commercial viability of the Geismar 3 Project and our ability to meet timeline and budget targets for the Geismar 3 Project, including the impact of any cost pressures arising from labour costs,

•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2019 Annual Management’s Discussion and Analysis and this Fourth Quarter 2020 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2020 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
		(As restated - Note 12)
Revenue	$811,323	$769,239	$2,649,963	$3,283,514
Cost of sales and operating expenses	(715,139)	(663,863)	(2,355,123)	(2,799,937)
Depreciation and amortization	(87,020)	(87,934)	(357,129)	(344,127)
Egypt insurance recovery (note 11)	—	50,000	9,839	50,000
Operating income (loss)	9,164	67,442	(52,450)	189,450
Earnings of associate (note 4)	6,165	8,283	29,577	52,218
Finance costs (note 5)	(41,133)	(35,917)	(164,837)	(124,426)
Finance income and other expenses	(2,536)	(389)	278	3,598
Income (loss) before income taxes	(28,340)	39,419	(187,432)	120,840
Income tax (expense) recovery:
Current	(7,217)	(16,273)	(25,196)	(38,809)
Deferred	17,608	10,515	87,301	34,335
	10,391	(5,758)	62,105	(4,474)
Net income (loss)	$(17,949)	$33,661	$(125,327)	$116,366
Attributable to:
Methanex Corporation shareholders	$(26,820)	$8,979	$(156,678)	$87,767
Non-controlling interests	8,871	24,682	31,351	28,599
	$(17,949)	$33,661	$(125,327)	$116,366

Income (loss) per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$(0.35)	$0.12	$(2.06)	$1.15
Diluted net income (loss) per common share (note 7)	$(0.35)	$0.12	$(2.06)	$1.01

Weighted average number of common shares outstanding (note 7)	76,197,342	76,196,080	76,196,395	76,592,413
Diluted weighted average number of common shares outstanding (note 7)	76,197,342	76,200,259	76,196,395	76,692,494

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Net income (loss)	$(17,949)	$33,661	$(125,327)	$116,366
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	143,962	(43,197)	31,194	(120,540)
Forward element excluded from hedging relationships (note 10)	(163,048)	(6,617)	(35,775)	30,571
Realized losses on foreign exchange hedges reclassified to revenue	976	—	1,804	—
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans	(5,413)	(4,479)	(5,413)	(4,479)
Taxes on above items	5,473	13,111	(2,325)	22,049
	(18,050)	(41,182)	(10,515)	(72,399)
Comprehensive income (loss)	$(35,999)	$(7,521)	$(135,842)	$43,967
Attributable to:
Methanex Corporation shareholders	$(44,870)	$(32,203)	$(167,193)	$15,368
Non-controlling interests	8,871	24,682	31,351	28,599
	$(35,999)	$(7,521)	$(135,842)	$43,967

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2020 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2020	Dec 31 2019
ASSETS
Current assets:
Cash and cash equivalents	$833,841	$416,763
Trade and other receivables	412,000	488,721
Inventories (note 2)	308,696	281,052
Prepaid expenses	33,746	37,805
Other assets	6,634	8,180
	1,594,917	1,232,521
Non-current assets:
Property, plant and equipment (note 3)	3,677,056	3,576,195
Investment in associate (note 4)	194,025	193,474
Deferred income tax assets	137,524	111,614
Other assets	92,529	82,811
	4,101,134	3,964,094
	$5,696,051	$5,196,615
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$600,953	$493,754
Current maturities on long-term debt (note 6)	39,771	38,420
Current maturities on lease obligations	97,516	89,820
Current maturities on other long-term liabilities	27,152	26,252
	765,392	648,246
Non-current liabilities:
Long-term debt (note 6)	2,323,601	1,730,433
Lease obligations	624,718	628,685
Other long-term liabilities	327,491	286,071
Deferred income tax liabilities	213,392	272,820
	3,489,202	2,918,009
Equity:
Capital stock	440,723	440,472
Contributed surplus	1,873	1,783
Retained earnings	843,606	1,039,819
Accumulated other comprehensive loss	(137,102)	(150,389)
Shareholders' equity	1,149,100	1,331,685
Non-controlling interests	292,357	298,675
Total equity	1,441,457	1,630,360
	$5,696,051	$5,196,615

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841
Net income	—	—	—	87,767	—	87,767	28,599	116,366
Other comprehensive loss	—	—	—	(4,414)	(67,985)	(72,399)	—	(72,399)
Compensation expense recorded for stock options	—	—	212	—	—	212	—	212
Issue of shares on exercise of stock options	2,700	86	—	—	—	86	—	86
Reclassification of grant date fair value on exercise of stock options	—	26	(26)	—	—	—	—	—
Payments for repurchase of shares	(1,069,893)	(6,184)	—	(46,621)	—	(52,805)	—	(52,805)
Dividend payments to Methanex Corporation shareholders	—	—	—	(107,876)	—	(107,876)	—	(107,876)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(20,978)	(20,978)
Acquisition of non-controlling interest	—	—	—	—	—	—	(2,219)	(2,219)
Impact of adoption of IFRS 16	—	—	—	(34,513)	—	(34,513)	(3,355)	(37,868)
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360
Net income (loss)	—	—	—	(156,678)	—	(156,678)	31,351	(125,327)
Other comprehensive loss	—	—	—	(3,531)	(6,984)	(10,515)	—	(10,515)
Compensation expense recorded for stock options	—	—	137	—	—	137	—	137
Issue of shares on exercise of stock options	5,900	204	—	—	—	204	—	204
Reclassification of grant date fair value on exercise of stock options	—	47	(47)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(36,004)	—	(36,004)	—	(36,004)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(36,455)	(36,455)
Acquisition of non-controlling interest	—	—	—	—	—	—	(6,714)	(6,714)
Equity contributions by non-controlling interest	—	—	—	—	—	—	5,500	5,500
Realized hedge losses recognized in cash flow hedges	—	—	—	—	20,271	20,271	—	20,271
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	$(137,102)	$1,149,100	$292,357	$1,441,457

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(17,949)	$33,661	$(125,327)	$116,366
Deduct earnings of associate	(6,165)	(8,283)	(29,577)	(52,218)
Dividends received from associate	3,155	—	29,026	56,159
Add (deduct) non-cash items:
Depreciation and amortization	87,020	87,934	357,129	344,127
Income tax expense (recovery)	(10,391)	5,758	(62,105)	4,474
Share-based compensation expense (recovery)	47,028	2,598	55,253	(3,950)
Finance costs	41,133	35,917	164,837	124,426
Other	14,010	(955)	13,151	(901)
Income taxes refunded (paid)	(4,101)	65	(2,871)	(43,909)
Other cash payments, including share-based compensation	(455)	(2,321)	(3,357)	(38,569)
Cash flows from operating activities before undernoted	153,285	154,374	396,159	506,005
Changes in non-cash working capital (note 9)	(55,690)	(40,232)	64,923	9,426
	97,595	114,142	461,082	515,431

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	—	—	(52,805)
Dividend payments to Methanex Corporation shareholders	(2,859)	(27,431)	(36,004)	(107,876)
Interest paid	(74,778)	(37,763)	(165,450)	(115,283)
Net proceeds on issue of long-term debt (note 6)	—	—	865,415	695,533
Repayment of long-term debt and financing fees	(253,477)	(354,939)	(295,917)	(388,216)
Draw on revolving credit facility	—	—	300,000	—
Repayment of revolving credit facility	—	—	(300,000)	—
Repayment of lease obligation	(26,148)	(28,107)	(106,834)	(101,812)
Restricted cash for debt service accounts	(2,046)	(1,419)	(4,322)	(10,067)
Equity contributions by / acquisitions of non-controlling interests	(4,704)	—	(1,214)	—
Distributions to non-controlling interests	(8,508)	—	(34,658)	(23,613)
Proceeds on issue of shares on exercise of stock options	204	—	204	86
Proceeds from other limited recourse debt	—	—	12,839	—
	(372,316)	(449,659)	234,059	(104,053)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(29,022)	(28,931)	(128,786)	(208,467)
Geismar plant under construction	(22,892)	(69,969)	(213,030)	(115,393)
Proceeds from sale of assets	—	—	9,828	—
Restricted cash for capital projects	(462)	(393)	1,772	61,657
Changes in non-cash working capital related to investing activities (note 9)	(19,259)	(5,852)	52,153	11,511
	(71,635)	(105,145)	(278,063)	(250,692)
Increase (decrease) in cash and cash equivalents	(346,356)	(440,662)	417,078	160,686
Cash and cash equivalents, beginning of period	1,180,197	857,425	416,763	256,077
Cash and cash equivalents, end of period	$833,841	$416,763	$833,841	$416,763

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2020 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 27, 2021.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2020 is $618 million (2019 - $617 million (as restated - see note 12)) and $2,189 million (2019 - $2,742 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2020	$3,052,060	$624,996	$3,677,056
Net book value at December 31, 2019	$2,940,777	$635,418	$3,576,195

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at December 31, 2020	$4,870,299	$386,905	$210,099	$155,882	$5,623,185
Accumulated depreciation at December 31, 2020	2,421,563	—	27,926	121,636	2,571,125
Net book value at December 31, 2020	$2,448,736	$386,905	$182,173	$34,246	$3,052,060
Cost at December 31, 2019	$4,787,515	$155,871	$201,947	$154,468	$5,299,801
Accumulated depreciation at December 31, 2019	2,215,060	—	25,448	118,516	2,359,024
Net book value at December 31, 2019	$2,572,455	$155,871	$176,499	$35,952	$2,940,777
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in Plants Under Construction is total cost incurred to date of $365 million, excluding $22 million of capitalized interest.

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 1

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at December 31, 2020	$582,072	$246,553	$23,761	$39,670	$892,056
Accumulated depreciation at December 31, 2020	152,616	91,834	10,408	12,202	267,060
Net book value at December 31, 2020	$429,456	$154,719	$13,353	$27,468	$624,996
Cost at December 31, 2019	$514,661	$221,303	$23,613	$38,520	$798,097
Accumulated depreciation at December 31, 2019	89,643	59,240	7,867	5,929	162,679
Net book value at December 31, 2019	$425,018	$162,063	$15,746	$32,591	$635,418

In Trinidad we have indefinitely idled the Titan plant, because we have not been successful in securing an economic long-term gas supply agreement. This led to the decision to restructure our operations in Trinidad to support a one-plant operation dedicated to the operation of our Atlas plant. As a result, we have identified an impairment indicator in our Titan cash generating unit ("Titan CGU"). The impairment test performed on the Titan CGU resulted in no impairment as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an operating period for Titan aligned to natural gas reserves estimates in Trinidad with no terminal value, discounted at an after-tax rate of 13%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Titan CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value
Long-term average realized price	3 percent decrease
Production volumes	11 percent decrease
Gas price	7 percent increase
Discount rate (after-tax)	330 basis points increase

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.
4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Dec 31 2020	Dec 31 2019
Cash and cash equivalents	$40,815	$50,149
Other current assets	65,434	60,709
Non-current assets	256,421	241,860
Current liabilities	(43,057)	(28,191)
Other long-term liabilities, including current maturities	(133,079)	(138,866)
Net assets at 100%	$186,534	$185,661
Net assets at 63.1%	$117,703	$117,152
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$194,025	$193,474

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 2

	Three Months Ended		Years Ended
Statements of income	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Revenue	$68,739	$66,637	$250,996	$359,425
Cost of sales and depreciation and amortization	(53,777)	(43,000)	(170,714)	(217,333)
Operating income	14,962	23,637	80,282	142,092
Finance costs, finance income and other expenses	(2,490)	(2,799)	(10,297)	(11,381)
Income tax expense	(2,702)	(7,712)	(23,112)	(47,957)
Net earnings at 100%	$9,770	$13,126	$46,873	$82,754
Earnings of associate at 63.1%	$6,165	$8,283	$29,577	$52,218

Dividends received from associate	$3,155	$—	$29,026	$56,159

b)Atlas Tax Assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2014 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued with affiliates through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
5. Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Finance costs	$45,049	$36,972	$182,841	$127,282
Less capitalized interest related to Geismar plant under construction	(3,916)	(1,055)	(18,004)	(2,856)
	$41,133	$35,917	$164,837	$124,426

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. In the year ended December 31, 2020, finance costs also included a make-whole interest charge of $15.4 million in the third quarter for the early redemption of the $250 million unsecured notes originally due March 2022. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 3

6.    Long-term debt:

As at	Dec 31 2020	Dec 31 2019
Unsecured notes
$250 million at 5.25% due March 1, 2022	$—	$248,912
$300 million at 4.25% due December 1, 2024	297,999	297,607
$700 million at 5.125% due October 15, 2027	691,434	—
$700 million at 5.25% due December 15, 2029	694,282	693,822
$300 million at 5.65% due December 1, 2044	295,410	295,321
	1,979,125	1,535,662
Geismar 3 construction facility at LIBOR+3%	176,335	—
Other limited recourse debt facilities
LIBOR+2.5%	—	1,526
5.58% due through June 30, 2031	69,734	73,700
5.35% due through September 30, 2033	78,391	82,800
5.08% due through September 15, 2036	12,839	—
Egypt limited recourse debt facilities	46,948	75,165
Total long-term debt [1]	2,363,372	1,768,853
Less current maturities [1]	(39,771)	(38,420)
	$2,323,601	$1,730,433
1    Long-term debt and current maturities are presented net of deferred financing fees.

During the quarter ended December 31, 2020, the Company repaid $250 million of unsecured notes originally due on March 1, 2022.
The Company has access to a $300 million committed revolving credit facility, along with the $800 million non-revolving construction facility for the Geismar 3 project. Both are with a syndicate of highly rated financial institutions and expire in July 2024. Significant covenants and default provisions of the credit facilities include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 57.5%, both calculated in accordance with definitions in the credit agreement that include adjustment to limited recourse subsidiaries,
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 4

During the year ended December 31, 2020, the Company amended the terms of the committed revolving credit facility and the non-revolving construction facility for the Geismar 3 project modifying and waiving certain covenants. As part of the amendments, the debt to capitalization ratio has been increased to 60% for all the measurement periods starting on June 30, 2020 and ending on June 30, 2023. Additionally, the minimum interest coverage ratio threshold was lowered or waived for each of the measurement periods starting June 30, 2020 and ending on December 31, 2021 as detailed in the table below:

Four quarters ended	Minimum interest coverage ratio [2]	Minimum EBITDA [1] [2]

Q2 2020	1.50x	not applicable
Q3 2020	not applicable	$70 million
Q4 2020	not applicable	$25 million
Q1 2021	not applicable	$30 million
Q2 2021	not applicable	$70 million
Q3 2021	1.00x	not applicable
Q4 2021	1.25x	not applicable
Q1 2022 & thereafter	2.00x	not applicable

1     EBITDA is defined under the terms of the credit facilities.
2     The minimum EBITDA or minimum interest coverage ratio provision may be fully waived for any two of the remaining measurement periods until Q4 2021.

During the quarter ended December 31, 2020, the Company made repayments of $2.2 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.
The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at December 31, 2020, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.
7.    Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three months and year ended December 31, 2020, and no adjustment was required for both the numerator and denominator. The cash-settled method was more dilutive for the three months ended December 31, 2019, and no adjustment was required for both the numerator and the denominator. The equity-settled method was more dilutive for the year ended December 31, 2019, and an adjustment was required for both the numerator and the denominator.

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 5

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months ended December 31, 2020 stock options were dilutive but no adjustment is required to the denominator due to the net loss. For the year ended December 31, 2020 stock options were not dilutive, resulting in no adjustment to the denominator. For the three months and year ended December 31, 2019, stock options were considered dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Numerator for basic net income (loss) per common share	$(26,820)	$8,979	$(156,678)	$87,767
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income (loss)	—	—	—	(5,433)
Equity-settled expense	—	—	—	(4,807)
Numerator for basic and diluted net income (loss) per common share	$(26,820)	$8,979	$(156,678)	$77,527

A reconciliation of the denominator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Denominator for basic net income (loss) per common share	76,197,342	76,196,080	76,196,395	76,592,413
Effect of dilutive stock options	—	4,179	—	17,325
Effect of dilutive TSARs	—	—	—	82,756
Denominator for diluted net income (loss) per common share	76,197,342	76,200,259	76,196,395	76,692,494
8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at December 31, 2020 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2019	857,407	$52.02	1,661,327	$52.55
Granted	96,160	29.27	761,050	29.27
Cancelled	(31,660)	58.13	(4,200)	60.66
Expired	(60,500)	38.24	(74,020)	38.24
Outstanding at September 30, 2020	861,407	$50.22	2,344,157	$45.43
Exercised	(20,635)	34.59	(1,900)	34.59
Cancelled	—	—	(1,767)	52.96
Outstanding at December 31, 2020	840,772	$50.61	2,340,490	$45.43

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2019	200,631	$49.07
Granted	15,440	29.27
Expired	(31,320)	38.24
Outstanding at September 30, 2020	184,751	$49.25
Exercised	(5,900)	34.59
Cancelled	(5,600)	58.96
Outstanding at December 31, 2020	173,251	$49.44

	Units Outstanding at December 31, 2020			Units Exercisable at December 31, 2020
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $35.51	3.62	260,071	$32.62	163,911	$34.59
$45.40 to $50.17	3.11	125,784	50.15	125,784	50.15
$54.65 to $78.59	1.86	454,917	61.01	397,516	61.77
	2.59	840,772	$50.61	687,211	$53.16
TSARs:
$29.27 to $35.51	5.02	1,067,987	$30.80	306,937	$34.59
$45.40 to $50.17	3.33	311,184	49.84	296,637	50.05
$54.65 to $78.59	3.06	961,319	60.27	674,907	61.74
	3.99	2,340,490	$45.43	1,278,481	$52.51
Stock options:
$29.27 to $35.51	3.14	63,307	$33.29	47,867	$34.59
$45.40 to $50.17	3.17	24,034	50.17	24,034	50.17
$54.65 to $78.59	1.89	85,910	61.13	74,402	61.94
	2.53	173,251	$49.44	146,303	$51.06

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2020 was $44.6 million compared with the recorded liability of $40.4 million. The difference between the fair value and the recorded liability is $4.2 million and will be recognized over the weighted average remaining vesting period of approximately 1.7 years. The weighted average fair value was estimated at December 31, 2020 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2020, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $29.7 million (2019 - an expense of $1.8 million) and an expense of $33.1 million (2019 - a recovery of $8.7 million), respectively. This included an expense of $28.9 million (2019 - an expense of $1.1 million) and an expense of $27.2 million (2019 - a recovery of $13.7 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2020.

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

b)Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at December 31, 2020 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2019	89,766	83,168	303,445	138,038
Granted	28,217	154,460	—	301,090
Performance factor impact on redemption [1]	—	—	(117,674)	—
Granted in-lieu of dividends	3,689	7,134	4,406	13,226
Redeemed	—	(1,842)	(39,612)	(1,842)
Cancelled	—	(4,725)	(1,712)	(4,409)
Outstanding at September 30, 2020	121,672	238,195	148,853	446,103
Granted	1,176	—	—	—
Granted in-lieu of dividends	99	192	123	371
Redeemed	—	(5,871)	—	—
Cancelled	—	(3,644)	(2,175)	(3,304)
Outstanding at December 31, 2020	122,947	228,872	146,801	443,170
1    Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2020.

Performance share units granted in 2019 and subsequently reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.
Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2020 was $46.9 million compared with the recorded liability of $31.5 million. The difference between the fair value and the recorded liability of $15.4 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.

For the three months and year ended December 31, 2020, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was an expense of $17.3 million (2019 - an expense of $0.8 million) and an expense of $22.0 million (2019 - an expense of $4.5 million), respectively. This included an expense of $15.7 million (2019 - a recovery of $0.4 million) and an expense of $11.4 million (2019 - a recovery of $4.9 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2020.

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

9.Changes in non-cash working capital:

Changes in non-cash working capital for the three months and years ended December 31, 2020 and 2019 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2020	Dec 31 2019	Dec 31 2020	Dec 31 2019
Changes in non-cash working capital:
Trade and other receivables	$(103,972)	$(65,045)	$76,721	$25,847
Inventories	(31,377)	19,281	(27,644)	106,907
Prepaid expenses	(2,296)	2,333	4,059	(5,264)
Trade, other payables and accrued liabilities	47,800	2,252	107,199	(123,660)
	(89,845)	(41,179)	160,335	3,830
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	14,896	(4,905)	(43,259)	17,107
Changes in non-cash working capital having a cash effect	$(74,949)	$(46,084)	$117,076	$20,937

These changes relate to the following activities:
Operating	$(55,690)	$(40,232)	$64,923	$9,426
Investing	(19,259)	(5,852)	52,153	11,511
Changes in non-cash working capital	$(74,949)	$(46,084)	$117,076	$20,937

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

    Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar site including (i) 40,000 mmbtu per day over the remaining term of 2021-2025, (ii) 50,000 mmbtu per day for 2023 to 2032, and (iii) 30,000 mmbtu per day from 2027-2029, which have been designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
For the three months ended December 31, 2020, the Company reclassified $4.0 million of natural gas hedge settlements from accumulated other comprehensive income. For the year ended December 31, 2020, the Company reclassified $20.3 million of natural gas hedge settlements from accumulated other comprehensive income.
As at December 31, 2020, the Company had outstanding forward contracts in North America designated as cash flow hedges with a notional amount of $1,005.6 million (December 31, 2019 - $969.6 million) and a net negative fair value of $177.4 million (December 31, 2019 - negative fair value $195.1 million), of which $14.8 million is included in other current liabilities, $166.0 million is included in other long term liabilities, $0.4 million is included in other current assets, and $3.0 million is included in other non-current assets.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at December 31, 2020, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 12.2 million euros (December 31, 2019 - 18.4 million euros). The euro contracts had a negative fair value of $0.6 million included in current liabilities (December 31, 2019 - negative fair value of $0.4 million included in current liabilities).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	14,472	44,841	63,002	91,732	$214,047
Euro forward exchange contracts	575	—	—	—	$575

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2020
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,382,699	$2,559,771

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.
11.    Egypt Insurance Recovery:

We experienced an outage at the Egypt plant from April to August 2019. In the quarter ended December 31, 2019, the Company recorded a $50 million ($25 million our share) insurance recovery which partially offset repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. Subsequently, the final settlement agreement was signed by all parties, and an additional $9.8 million ($4.9 million our share) of insurance proceeds was recorded in the three months ended March 31, 2020.
12.    Restatement:

As part of the restatement relating to presentation of revenue and cost of sales of Atlas-produced methanol on a gross basis disclosed in the most recent annual consolidated financial statements, revenue and costs of sales for the three months ended December 31, 2019 have been increased by $111 million. Additionally, the amount of inventories recognized as cost of sales and operating expenses and depreciation and amortization for the three months ended December 31, 2019 has been increased by $56 million (see note 2).

Please refer to note 25 of the 2019 audited consolidated financial statements for further details of this restatement.

METHANEX CORPORATION 2020 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

Methanex Corporation
Quarterly History (unaudited)

	2020	Q4	Q3	Q2	Q1	2019	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	6,704	1,480	1,531	1,717	1,976	7,611	2,056	1,965	1,669	1,921
Purchased methanol	2,994	1,192	836	418	548	2,492	623	680	716	473
Commission sales [1]	1,042	196	311	271	264	1,031	307	179	216	329
	10,740	2,868	2,678	2,406	2,788	11,134	2,986	2,824	2,601	2,723
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,672	439	340	450	443	1,865	513	469	446	437
USA (Geismar)	2,040	556	513	441	530	1,929	480	514	530	405
Trinidad (Methanex interest)	998	161	167	241	429	1,743	456	474	384	429
Egypt (50% interest)	578	145	153	147	133	392	151	85	15	141
Canada (Medicine Hat)	490	111	81	145	153	610	151	149	155	155
Chile	836	195	118	204	319	1,050	373	146	290	241
	6,614	1,607	1,372	1,628	2,007	7,589	2,124	1,837	1,820	1,808
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	247	282	217	211	267	295	256	272	326	331
($/gallon)	0.74	0.85	0.65	0.63	0.80	0.89	0.77	0.82	0.98	1.00

ADJUSTED EBITDA	346	136	40	32	138	566	136	90	146	194

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	(2.06)	(0.35)	(1.15)	(0.85)	0.30	1.15	0.12	(0.13)	0.65	0.50
Diluted net income (loss)	(2.06)	(0.35)	(1.15)	(0.85)	0.21	1.01	0.12	(0.21)	0.51	0.50
Adjusted net income (loss)	(1.62)	0.15	(1.03)	(0.84)	0.10	0.93	0.13	(0.27)	0.34	0.73

1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2020 FOURTH QUARTER
QUARTERLY HISTORY (UNAUDITED)                                             PAGE 12

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 27, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary